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                             May 23, 2022

       Evan Horowitz
       Chief Executive Officer
       Farmhouse, Inc.
       548 Market Street , Suite 90355
       San Francisco, CA 94104

                                                        Re: Farmhouse, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed April 22,
2022
                                                            File No. 000-56334

       Dear Mr. Horowitz:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 23

   1. We note on page 23 you appear to be disclosing a Non-GAAP measure in which Net Loss is adjusted for
impairment of intangible assets and stock based fees. Please designate the measure as Non-GAAP and
provide a name, such as "Adjusted Net
                                                        Loss," to appropriately
reflect what it represents. Additionally, expand your disclosure to explain how management
uses this measure and why you believe
                                                        it provides useful
information to investors regarding your performance pursuant to
                                                        Item 10(e)(1)(i)(C) and
(D) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Evan Horowitz
Farmhouse, Inc.
May 23, 2022
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameEvan Horowitz                           Sincerely,
Comapany NameFarmhouse, Inc.
                                                          Division of
Corporation Finance
May 23, 2022 Page 2                                       Office of Technology
FirstName LastName